UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

HIGHLIGHTS

o	Total accesses came to 97.1 million in December (-0.1% y-o-y), 73.8 million of which in the mobile business (+0.7 y-o-y) and 23.4 million in the fixed business (-2.4% y-o-y);
o	Market share expansion, reaching 30% in December 2016 (+1.8 p.p. y-o-y);
o

Mobile ARPU recorded y-o-y growth of 10.8% in 4Q16, fueled by the higher share of postpaid clients in the mix and the higher data usage, whose ARPU increased by 31.8% y-o-y in 4Q16, corresponding to 62.3% of total ARPU;

o

Broadband accesses totaled 7.3 million customers in 4Q16 (+2.5% y-o-y), with FTTx* connections accounting for 57% of the base, accompanied by y-o- y growth of 9.3%. Broadband ARPU increased 7.5% in 4Q16 over 4Q15, influenced by the growth in the ultra-broadband customer base;

o	Net operating service revenue grew 1.8% in 4Q16 over 4Q15 (4.2% up y-o- y excluding regulatory effects), and 1.7% in 2016 over 2015, maintaining the positive trajectory observed throughout the year;
o

Mobile services revenue rose 3.9% y-o-y in 4Q16. Excluding the effect from MTR reductions in 2016, this line increased 6.2% over 4Q15. Data and digital services revenue increased 23.7% y-o-y in 4Q16, accounting for 62% of mobile services revenue;

o

Operating costs fell 1.1% in 4Q16 over 4Q15. Excluding the effect from the corporate restructuring in 4Q16, the reduction was 1.8% (LTM IPCA +6.3%), reflecting the continuous efforts to reduce costs by focusing on increasing efficiency and synergies;

o

EBITDA totaled R$3.6 billion in 4Q16, 5.6% up on 4Q15, accompanied by an EBITDA margin of 33.3% (+1.4 p.p. y-o-y). Excluding the R$52.5 million non- recurring effect in 4Q16, EBITDA moved up by 7.1% over the previous year, with a margin growth of 1.9 p.p., fueled by the capture of synergies and efficiency initiatives. In 2016, recurring EBITDA totaled R$13,663 million (+7.3% y-o-y), accompanied by an EBITDA margin of 32.1% (+1.9 p.p. y-o- y);

o	CAPEX amounted to R$2.8 billion in 4Q16 and R$8.0 billion in 2016, excluding the investment in licenses made in the third quarter. EBITDA - Capex grew 28.2% in 2016 over 2015, reaching R$5.7 billion;
o	The focus on executing synergies guaranteed the capture of 71% of NPV of best scenario and the full capture of the NPV of base scenario.
o	Net income totaled R$4,085 million in 2016 (+22.6% y-o-y), with IOC and dividends for the fiscal year amounting to R$4.1 billion[4] , resulting in a payout of 105.6% on adjusted net income.

Notes: (1) The figures reflect the combined results of Telefônica Brasil and GVT for all periods. (2) y-o-y: annual variation and (3) q-o-q: quarterly variation. *FTTx includes clients of the FTTH (Fiber to the Home) and FTTC (Fiber to the Curb) technologies. (4) To be ratified during the General Shareholders Meeting of 2017, to be held on April, 26 2017.

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the fourth quarter of 2016, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

For comparison purposes, we present the pro forma scenario combined for the twelve months of 2015, including GVT Participações S.A.

HIGHLIGHTS

Consolidated in R$ million	4Q16	4Q15	∆%	3Q16	∆%	2016	2015	∆%

Net Operating Revenues	10,873.6	10,760.8	1.0	10,693.4	1.7	42,508.4	42,133.7	0.9

Net Operating Services Revenues	10,596.8	10,411.6	1.8	10,386.1	2.0	41,312.9	40,640.0	1.7

Net operating mobile revenues	6,315.8	6,077.6	3.9	6,131.7	3.0	24,342.7	23,642.5	3.0
Net operating fixed revenues	4,281.0	4,333.9	(1.2)	4,254.4	0.6	16,970.2	16,997.5	(0.2)

Net handset revenues	276.9	349.3	(20.7)	307.3	(9.9)	1,195.6	1,493.7	(20.0)

Operating costs	(7,250.3)	(7,328.6)	(1.1)	(7,283.1)	(0.5)	(28,486.0)	(29,419.5)	(3.2)
Recurring Operating costs*	(7,197.8)	(7,328.6)	(1.8)	(7,283.1)	(1.2)	(28,845.8)	(29,400.3)	(1.9)

EBITDA	3,623.3	3,432.2	5.6	3,410.3	6.2	14,022.4	12,714.2	10.3
EBITDA Margin %	33.3%	31.9%	1.4 p.p.	31.9%	1.4 p.p.	33.0%	30.2%	2.8 p.p.

Recurring EBITDA*	3,675.8	3,432.2	7.1	3,410.3	7.8	13,662.6	12,733.4	7.3
Recurring EBITDA Margin %*	33.8%	31.9%	1.9 p.p.	31.9%	1.9 p.p.	32.1%	30.2%	1.9 p.p.

Net income	1,214.8	1,114.5	9.0	952.7	27.5	4,085.2	3,331.2	22.6

Capex	2,800.1	2,372.3	18.0	2,126.4	31.7	8,189.1	8,318.8	(1.6)

Operational Cash Flow**	875.7	1,059.9	(17.4)	1,469.3	(40.4)	5,658.9	4,414.6	28.2

Total accesses (thousand)	97,129	97,204	(0.1)	97,202	(0.1)	97,129	97,204	(0.1)
Total mobile accesses	73,778	73,268	0.7	73,495	0.4	73,778	73,268	0.7
Total fixed accesses	23,352	23,935	(2.4)	23,707	(1.5)	23,352	23,935	(2.4)

(*) Adjusted by the towers sale in the 1Q16 in the amount of R$513,5 million, provision for corporate restructure in 2Q16 in the amount of R$ 101.2 million, R$ 19.2 million in the 3Q15 and R$ 52.5 million in the 4Q16. (**) Operational Cash Flow is calculated using recurring EBITDA and recurring Capex.

MOBILE BUSINESS

OPERATING PERFORMANCE

Thousand	4Q16	4Q15	∆%	3Q16	∆%	2016	2015	∆%

Mobile total accesses	73,778	73,268	0.7	73,495	0.4	73,778	73,268	0.7
Postpaid	33,391	31,074	7.5	32,499	2.7	33,391	31,074	7.5
Postpaid ex. M2M/Dongles	26,123	23,852	9.5	25,313	3.2	26,123	23,852	9.5
M2M	5,013	4,242	18.2	4,778	4.9	5,013	4,242	18.2
Prepaid	40,387	42,194	(4.3)	40,996	(1.5)	40,387	42,194	(4.3)
Market Share (*)	30.2%	28.4%	1.8 p.p.	29.3%	1.0 p.p.	30.2%	28.4%	1.8 p.p.
Postpaid	42.1%	42.4%	(0.3) p.p.	42.4%	(0.4) p.p.	42.1%	42.4%	(0.3) p.p.
Mobile broadband (modem only)	39.4%	50.3%	(11.0) p.p.	39.5%	(0.1) p.p.	39.4%	50.3%	(11.0) p.p.
Net additions	283	(6,145)	n.a.	191	48.2	509	(6,669)	n.a.
Postpaid	891	639	39.5	870	2.5	2,317	2,719	(14.8)
Market Share of postpaid net additions	33.1%	69.0%	(35.9) p.p.	45.2%	(12.1) p.p.	38.0%	49.7%	(11.6) p.p.
Market penetration	118.0%	125.6%	(7.6) p.p.	121.6%	(3.6) p.p.	118.0%	125.6%	(7.6) p.p.
Monthly churn	3.5%	6.2%	(2.6) p.p.	3.4%	0.1 p.p.	3.4%	4.2%	(0.8) p.p.
Postpaid ex. M2M	1.6%	1.8%	(0.1) p.p.	1.7%	(0.1) p.p.	1.8%	1.8%	(0.1) p.p.
Prepaid	5.0%	9.0%	(4.0) p.p.	4.7%	0.3 p.p.	4.6%	5.7%	(1.1) p.p.
ARPU (R$/month)	28.6	25.8	10.8	27.8	2.8	27.6	24.4	13.1
Voice	10.8	12.3	(12.4)	11.4	(5.7)	11.7	12.7	(7.7)
Data	17.8	13.5	31.8	16.4	8.7	16.0	11.8	35.5
Postpaid ex. M2M ARPU	52.3	51.1	2.4	51.2	2.3	51.2	50.2	2.0
Prepaid ARPU	14.7	12.9	13.5	13.6	7.9	13.9	12.3	12.4
M2M ARPU	2.6	3.4	(21.9)	2.4	10.0	2.9	3.3	(11.1)
MOU	169.3	146.2	15.8	158.9	6.6	160.0	135.3	18.3

Note: ARPU data including intercompany revenue eliminations

o

Total accesses increased 0.7% over 2015, totaling 73,778 thousand accounting for 45.3% of mobile accesses, up by 2.9 p.p. in the annual accesses. The postpaid segment continues to be worthy of mention, with y-o-y expansion of 7.5%, totaling 33,391 thousand accesses and accounting for 45.3% of mobile accesses, up by 2.9 p.p. in the annual comparison. The human[1] postpaid base reached 26,123 thousand clients, 9.5% up y-o-y.

o	Total market share came to 30.2% (+1.8 p.p. y-o-y). Telefônica Brasil achieved 38.0% of 2016 net postpaid additions, with a market share of 42.1% (-0.3 p.p. y-o-y). The Company also has a relevant market share in 4G-technology terminals (35.7% in December 2016), reflecting the quality of the customer base and the Company’s strategy focused on data.
o	In the fourth quarter, net mobile additions came to 283 thousand accesses, with net postpaid additions totaling 891 thousand accesses (+39.5% y-o-y) and net prepaid disconnections amounting to 608

1 Excludes dongles and M2M.

thousand accesses, accompanied by a significant migration of prepaid clients to control plans.
o	The prepaid customer base contracted by 4.3% in 4Q16 over 4Q15, due to the migration of prepaid clients to control plans and the continuous adoption of a restrictive policy for disconnecting inactive clients within the criteria established by ANATEL, underlying the Company’s focus on rationality and profitability.
o	The access base continued to expand in the machine-to-machine (M2M) market, reaching 5.0 million customers in December 2016, 18.2% up on the previous year.
o	Total ARPU moved up by 10.8% in 4Q16 over 4Q15, fueled by the performance of data ARPU, up by 31.8%. Excluding MTR reductions, total ARPU posted y-o-y growth of 13.1%.

NET OPERATING REVENUES

Consolidated in R$ million	4Q16	4Q15	∆%	3Q16	∆%	2016	2015	∆%

Net operating mobile revenues	6,592.6	6,426.9	2.6	6,439.0	2.4	25,538.2	25,136.2	1.6

Net service mobile revenues	6,315.8	6,077.6	3.9	6,131.7	3.0	24,342.7	23,642.5	3.0
Outgoing voice	2,035.8	2,413.7	(15.7)	2,245.9	(9.4)	8,938.9	10,439.8	(14.4)
Interconnection	343.1	413.1	(17.0)	271.8	26.2	1,299.2	1,664.3	(21.9)
Data plus Digital Services	3,934.2	3,180.4	23.7	3,612.9	8.9	14,055.2	11,400.2	23.3
Messaging P2P	357.1	434.4	(17.8)	385.4	(7.3)	1,506.1	1,671.3	(9.9)
Internet	3,008.4	2,137.5	40.7	2,671.2	12.6	10,297.5	7,470.0	37.9
Digital Services	568.7	608.6	(6.5)	556.3	2.2	2,251.6	2,259.0	(0.3)
Other services	2.7	70.3	(96.2)	1.1	151.9	49.4	138.2	(64.2)
Net handset revenues	276.9	349.3	(20.7)	307.3	(9.9)	1,195.6	1,493.7	(20.0)

Note: As of 3Q16, for a better understanding of the business and to better reflect the results of our digital initiatives, digital services and VAS revenues were booked under the same line. With this in mind and for comparison purposes, historical figures were reclassified. The complete history of 2015 and 2016 data can be found on our website (www.telefonica.com.br/ir).

Net mobile revenue rose 2.6% in 4Q16 over 4Q15, thanks to the higher mobile services revenue, 3.9% up y-o-y, influenced by higher data and digital services revenue, partially offset by lower revenue from the sale of handsets (-20.7% y-o-y) and voice, the latter affected by the effect from MRT reductions in February 2016. Excluding the regulatory effect, fourth-quarter mobile services revenue increased by 6.2% over 4Q15.

Outgoing voice revenue reduced 15.7% over 4Q15, mainly reflecting the market’s voice-to-data convergence trend. The prepaid segment was also influenced by the y-o-y lower volume of recharges (-3.6% y-o-y in 4Q16) due to macroeconomic conditions, but it is already showing signs of recovery over the previous quarter (+5.6% q-o-q).

Interconnection revenue contracted by 17.0% over 4Q15, mainly due to the MTR tariff reduction in February 2016 (-33.8%). With the normalization of this effect, interconnection revenue increased 16.0% in 4Q16 over 4Q15, thanks to the higher incoming traffic.

Data and digital services revenue rose 23.7% y-o-y and continued to be the main source of the Company’s revenue growth, reflecting our strategy focused on data. This performance was influenced by the upselling of data bundles, particularly in postpaid offers, which are encouraged by the possibility of managing data consumption of additional lines under the same membership, and the higher penetration of smartphones in our customer base. In 4Q16, data and digital services revenue increased to 62.3% of net mobile services revenue, up by 10.0 p.p. y-o-y.

SMS revenue fell 17.8% y-o-y, due to the reduction in promotional SMS volume.

In 4Q16, mobile internet revenue moved up by 40.7% over 4Q15 and 12.6% over 3Q16, accounting for 76.5% of 4Q16 data revenue. This performance is directly linked to the growth in postpaid data accesses, especially in 4G plans, the increased sale of stand-alone data packages and the growth of the smartphone customer base. At the close of 4Q16, 79% of our customer base already had smartphones or webphones, 4.1 p.p. more than in 4Q15.

Digital services revenue reduced by 6.5% in 4Q16 over 4Q15, due to the simplification of the portfolio, a greater focus on qualified sales and the macroeconomic conditions which discourage the consumption of non-essential services. In 2016 over 2015, digital mobile services revenue was practically stable, but would have grown 5.2% when including revenue from traditional value-added services, currently booked under the voice and SMS lines. The Company has apps and services in the security, financial, video and music entertainment, and education segments which are of continuous interest for the customer base and add value to our customers.  In addition, the Vivo Ads platform reflects the Company’s strategy to encourage innovation with different types of monetization.

Other services revenue totaled R$2.7 million, 96.2% down on 4Q15, influenced by the recovery of taxes on disputed invoices in 4Q15.
Mobile handset revenue reduced by 20.7% in 4Q16 over 4Q15, chiefly due to the Company’s commercial strategy focused on higher-value customers, particularly in the corporate segment.

FIXED LINE BUSINESS

OPERATING PERFORMANCE

Thousand	4Q16	4Q15	∆%	3Q16	∆%	2016	2015	∆%

Total fixed accesses	23,352	23,935	(2.4)	23,707	(1.5)	23,352	23,935	(2.4)
Fixed voice accesses	14,343	15,030	(4.6)	14,634	(2.0)	14,343	15,030	(4.6)
Residential	9,318	9,795	(4.9)	9,581	(2.7)	9,318	9,795	(4.9)
Corporate*	4,580	4,672	(2.0)	4,609	(0.6)	4,580	4,672	(2.0)
Others	445	563	(20.9)	444	0.2	445	563	(20.9)
Fixed broadband	7,296	7,117	2.5	7,311	(0.2)	7,296	7,117	2.5
FTTx*	4,133	3,783	9.3	4,076	1.4	4,133	3,783	9.3
Others	3,163	3,334	(5.1)	3,235	(2.2)	3,163	3,334	(5.1)
Pay TV	1,713	1,788	(4.2)	1,762	(2.8)	1,713	1,788	(4.2)
Voice ARPU (R$/month)	43.3	44.5	(2.7)	42.2	2.6	43.0	43.8	(1.7)
Broadband ARPU (R$/month)	46.5	43.3	7.5	44.8	3.9	45.1	41.9	7.5
Pay TV ARPU (R$/month)	93.1	85.1	9.4	92.6	0.6	91.2	81.8	11.5

(*) Includes GVT SOHO accesses not previously accounted.

o	The fixed base totaled 23,352 thousand accesses in 4Q16, 2.4% down on 4Q15, mainly influenced by the performance of voice and Pay TV accesses.
o	Fixed voice accesses totaled 14,343 thousand in 4Q16, 4.6% down on 4Q15, mainly reflecting the fixed-to-mobile convergence and the voice-to- data substitution. Voice ARPU moved down by 2.7% y-o-y, fueled by the negative impact of VC reductions.
o	Fixed broadband accesses registered 7.3 million customers in 4Q16, 2.5% more than in 4Q15. The FTTx customer base grew 9.3% in 4Q16 over 4Q15, reaching 4,133 thousand accesses, 735 thousand of which in the FTTH technology, 25.3% more than in the previous year. FTTx customers accounted for 56.7% of total broadband accesses, corresponding to a 9.3% growth over 4Q15, fueling the ARPU, which increased by 7.5% y-o-y in 4Q16.
o	Pay TV accesses contracted 4.2% y-o-y, closing the fourth quarter with 1,713 thousand subscribers and a market share of 9.1% in December. IPTV accesses grew 47.9% in 4Q16 over 4Q15, while TV ARPU increased 9.4%, reflecting the Company’s strategy of focusing on higher-value clients.

NET OPERATING REVENUES

Consolidated in R$ million	4Q16	4Q15	∆%	3Q16	∆%	2016	2015	∆%

Net operating fixed revenue	4,281.0	4,333.9	(1.2)	4,254.4	0.6	16,970.2	16,997.5	(0.2)

Voice	1,889.0	2,025.3	(6.7)	1,860.4	1.5	7,624.0	7,994.1	(4.6)
Interconnection	62.6	121.6	(48.5)	57.9	8.1	280.0	496.2	(43.6)
Broadband	1,021.4	931.8	9.6	978.4	4.4	3,923.2	3,553.4	10.4
Corporate Data and IT	629.6	610.5	3.1	690.2	(8.8)	2,493.0	2,447.6	1.9
Pay TV	485.7	464.4	4.6	489.1	(0.7)	1,932.5	1,727.8	11.8
Other services	192.6	180.4	6.8	178.4	8.0	717.6	778.4	(7.8)

% Data / Net Operating Revenue	38.6%	35.6%	3.0 p.p.	39.2%	(0.7) p.p.	37.8%	35.3%	2.5 p.p.
Note: Net Fixed Revenue includes revenue from the FWT solution (“Vivo Fixo”). Broadband revenue includes residential clients and SMEs.

Net revenue from the fixed business fell 1.2% in 4Q16 over 4Q15, impacted by fixed-to-mobile tariff (VC) and fixed interconnection tariff (TU-RL and TU-RIU) reductions in February 2016, partially offset by the increase in broadband, corporate data and IT, and Pay TV revenue. Excluding the negative effect from tariff reductions, net fixed services revenue would have grown 1.4%.

Voice revenue fell 6.7% in 4Q16 over 4Q15, chiefly due to the lower B2B traffic and service maturity. Excluding VC reductions (-20.6%), voice revenue fell 3.7% y-o-y.

Interconnection revenue moved down by 48.5% over 4Q15, due to the reduction in TU-RL (-65.9%) and TU-RIU (-21.3%) in February 2016. Excluding this effect, interconnection revenue declined by 6.6%, due to the lower incoming traffic.

Broadband revenue moved up by 9.6% y-o-y, fueled by higher ultra-broadband revenue, which accounted for approximately 60.3% of this line in the period and increased by 17.5% over the previous year, reflecting the Company’s efforts to expand the base in FTTx and clients' migration to higher speeds, with ARPU increase.

Corporate data and IT revenue increased 3.1% y-o-y, due to the higher revenue from wholesale and corporate agreements.

Pay TV revenue grew 4.6% in 4Q16 over 4Q15. The Company continued with its selective strategy for this service, focusing on higher-value products, such as IPTV, in order to improve customer experience and boost the profitability of the subscriber base.

Other services revenue moved up by 6.8% y-o-y in 4Q16, mainly influenced by the sale of equipment to corporate clients.

CONSOLIDATED OPERATING COSTS

Consolidated in R$ million	4Q16	4Q15	∆%	3Q16	∆%	2016	2015	∆%

Operating costs	(7,250.3)	(7,328.6)	(1.1)	(7,283.1)	(0.5)	(28,486.0)	(29,419.5)	(3.2)

Personnel	(988.2)	(910.3)	8.6	(939.0)	5.2	(3,859.8)	(3,541.9)	9.0
Costs of services rendered	(2,782.1)	(2,986.2)	(6.8)	(3,050.6)	(8.8)	(11,906.2)	(12,203.2)	(2.4)
Interconnection	(462.8)	(615.0)	(24.7)	(453.7)	2.0	(1,924.1)	(2,647.0)	(27.3)
Taxes and contributions	(430.8)	(327.3)	31.6	(496.3)	(13.2)	(1,861.2)	(1,650.0)	12.8
Third-party services	(1,320.5)	(1,477.8)	(10.6)	(1,463.9)	(9.8)	(5,705.1)	(5,632.7)	1.3
Others	(568.0)	(566.1)	0.3	(636.7)	(10.8)	(2,415.8)	(2,273.5)	6.3
Cost of goods sold	(553.8)	(692.8)	(20.1)	(513.5)	7.8	(2,118.9)	(2,597.1)	(18.4)
Selling expenses	(2,290.3)	(2,263.5)	1.2	(2,257.8)	1.4	(8,910.1)	(9,143.4)	(2.6)
Provision for bad debt	(344.2)	(272.1)	26.5	(342.6)	0.5	(1,348.2)	(1,294.8)	4.1
Third-party services	(1,845.6)	(1,874.9)	(1.6)	(1,840.9)	0.3	(7,216.9)	(7,460.8)	(3.3)
Others	(100.5)	(116.5)	(13.7)	(74.3)	35.3	(345.0)	(387.8)	(11.0)
General and administrative expenses	(473.7)	(383.2)	23.6	(372.9)	27.0	(1,622.3)	(1,371.3)	18.3
Third-party services	(345.4)	(298.1)	15.9	(292.3)	18.2	(1,254.1)	(1,100.1)	14.0
Others	(128.3)	(85.1)	50.8	(80.6)	59.2	(368.2)	(271.2)	35.8
Other net operating revenue (expenses)	(162.2)	(92.6)	75.2	(149.3)	8.6	(68.7)	(562.6)	(87.8)

The Company’s operating costs excluding depreciation and amortization expenses totaled R$7,250.3 million in 4Q16, 1.1% down on 4Q15. Excluding the non-recurring effect from the corporate restructuring in 4Q16, costs fell 1.8% over the previous year, in a period when inflation was 6.3% (IPCA). In 4Q16 over 3Q16, recurring operating costs reduced 1.2%.

Personnel costs rose 8.6% over last year, chiefly due to non-recurring costs of R$49.1 million related to the organizational restructuring in 4Q16. Excluding the non-recurring effect, personnel costs climbed by only 3.2%, significantly below the period’s inflation. This variation can be explained mainly by the continuous adoption of the policy of insourcing field services and call center employees, focusing on improving customer experience, and the collective bargaining agreement with base date in September 2016.

The cost of services rendered fell 6.8% in 4Q16 over 4Q15, positively influenced by MTR and TU-RL/TU-RIU reductions in February 2016. Excluding this effect, this line contracted by 0.9% y-o-y, mainly reflecting the renegotiation of the TV content agreement, lower electricity expenses and the insourcing of field employees, partially offset by higher expenses with network expansion.

Cost of goods sold (COGS) reduced 20.1% in 4Q16 over 4Q15, reflecting the Company’s focus on higher-value clients and profitability.
Services selling expenses moved up by 1.2% y-o-y in the fourth quarter, due to the Company’s commercial rationality and the capture of synergies.

Provisions for bad debt closed 4Q16 at R$344.2 million, remaining virtually stable over 3Q16 (+0.5%), but increasing by 26.5% over 4Q15, chiefly due to the greater recovery with collection initiatives in the same quarter of 2015. The Company continued adopting effective collection initiatives and strict credit granting criteria, in the constant pursuit of greater efficiency in identifying clients’ risk profile. In the fourth quarter, default accounted for 3.2% of net operating revenue, remaining flat over 3Q16 and increasing by 0.6 p.p. over 4Q15.

Third-party services contracted by 1.6% in 4Q16 over 4Q15, influenced by lower costs with commissions and sales promoters in retail stores as of 2Q16 and lower expenses with publicity and marketing thanks to the synergy generated with the unification of the brands in April 2016, eliminating communication redundancies. In addition, costs with call center services reduced thanks to digitalization, simplification of offers and improved customer experience.

General and administrative expenses grew 23.6% in 4Q16 over 4Q15, mainly due to synergies enablement and transformation costs, mainly related to the commercial efficiency and real estate optimization.
Other net operating revenues (expenses) totaled an expense of R$162.2 million in 4Q16, 75.2% up on 4Q15, mainly as a result of higher taxes on the circulation of goods between states.

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$3,623.3 million in 4Q16, 5.6% up on 4Q15. Excluding expenses related to the corporate restructuring in 4Q16, this line grew 7.1% y-o-y, mainly due to the cost efficiency measures adopted by the Company and the capture of synergies from the acquisition of GVT.

The EBITDA margin reached 33.3%, with a y-o-y increase of 1.4 p.p. in 4Q16. The fourth-quarter recurring EBITDA margin came to 33.8%, corresponding to a y-o-y increase of 1.9 p.p.

In 2016, EBITDA amounted to R$14,022.4 million, 10.3% up on 2015, impacted by non-recurring events throughout the year. Excluding this effect, recurring EBITDA totaled R$13,662.6 million in 2016, accompanied by a recurring EBITDA margin of 32.1%.

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	4Q16	4Q15	∆%	3Q16	∆%	2016	2015	∆%

EBITDA	3,623.3	3,432.2	5.6	3,410.3	6.2	14,022.4	12,714.2	10.3

Depreciation and Amortization	(1,815.2)	(1,914.9)	(5.2)	(1,972.6)	(8.0)	(7,654.4)	(7,319.6)	4.6
Depreciation	(1,154.8)	(1,276.1)	(9.5)	(1,315.1)	(12.2)	(5,054.3)	(4,820.3)	4.9
Amortization of intangibles (*)	(289.0)	(311.5)	(7.2)	(289.1)	(0.0)	(1,180.0)	(1,212.4)	(2.7)
Other amortizations	(371.4)	(327.3)	13.5	(368.4)	0.8	(1,420.1)	(1,286.9)	10.4

EBIT	1,808.1	1,517.3	19.2	1,437.7	25.8	6,368.0	5,394.6	18.0

(*) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and of GVT as of 2Q15.

The depreciation and amortization line contracted by 5.2% in 4Q16 over 4Q15, chiefly influenced by the reevaluation of the useful life of fixed assets, which were booked prospectively in November 2016 from the beginning of January 2016, reducing depreciation expenses by R$157 million in 4Q16. In 2016, depreciation and amortization grew 4.6%, mainly influenced by the increase in fixed assets.

Financial Result

Consolidated in R$ million	4Q16	4Q15	∆%	3Q16	∆%	2016	2015	∆%

Net Financial Income	(315.3)	(200.3)	57.4	(296.3)	6.4	(1,234.5)	(1,108.7)	11.3

Income from financial investments	210.1	200.9	4.6	211.7	(0.8)	719.4	850.7	(15.4)
Debt Interest	(220.3)	(269.8)	(18.3)	(292.9)	(24.8)	(1,061.1)	(1,003.0)	5.8
Monetary and exchange variation	(154.7)	77.1	n.a.	(145.5)	6.3	(183.5)	(1,475.7)	(87.6)
Gains (losses) on derivative transactions	(32.8)	(109.2)	(70.0)	(12.4)	164.5	(347.9)	899.6	n.a.
Other financial income (expenses)	(117.6)	(99.3)	18.4	(57.2)	105.6	(361.4)	(380.3)	(5.0)

In 4Q16 over 4Q15, net financial expenses increased by R$115 million, or 57.4%, particularly fueled by the higher expense with the monetary update of contingencies.

In 2016 over 2015, net financial expenses grew 11.3% (R$125.8 million), particularly due to the higher expense with the monetary update of contingencies, partially offset by higher financial losses in 2015 related to the foreign exchange variation on GVT’s loans and financing denominated in foreign currency, whose result was negatively impacted by the appreciation of the Euro against the Real.

Net Income

Net income totaled R$1,214.8 million in 4Q16, 9.0% up on 4Q15, mainly due to the improved operating result recorded in 4Q16 and the lower depreciation because of the reevaluation of the useful life of fixed assets.

In 2016, net income amounted to R$4,085.2 million, 22.6% up on 2015, chiefly due to the increased EBITDA and the non-recurring effect from the sale of towers in 1Q16.

Capex

Consolidated in R$ million	4Q16	4Q15	3Q16	2016	2015

Network	2,240.2	2,021.5	1,684.5	6,743.9	7,131.7
Technology / Information System	373.1	319.1	205.5	929.5	891.6
Products and Services, Channels, Administrative and others	186.8	31.6	51.0	330.2	295.5
Licenses	0.0	0.0	185.5	185.5	0.0
Total	2,800.1	2,372.3	2,126.4	8,189.1	8,318.8

Capex ex. licenses / Net operating revenue	25.8%	22.0%	18.2%	18.8%	19.7%

Capex totaled R$2,800.1 million in 4Q16 and R$8,189.1 million in 2016. Excluding the amount related to the 2.5GHz licenses acquired in the auction of unoccupied frequencies held by Anatel on December 17, 2015 totaling R$185.5 million in 3Q16, full-year capex reached R$8,003.7 million (-3.8% y-o-y), accounting for 18.8% of net operating revenue. The amount invested reflects the successful implementation of efficiency initiatives and the capture of synergies.

In 2016, the majority of investments went to network capacity expansion and 4G coverage as well as the increase in FTTx penetration.

CASH FLOW

Consolidated in R$ million	4Q16	4Q15	∆ R$	3Q16	∆ R$	2016	2015	∆ R$

EBITDA	3,675.8	3,432.2	243.6	3,410.3	265.5	13,662.6	12,733.4	929.2

Investments (CAPEX)	(2,800.1)	(2,372.3)	(427.9)	(1,941.0)	(859.2)	(8,003.7)	(8,318.8)	315.1
Payment of interest, taxes and other financial expenses (revenues)[1]	(199.4)	(470.7)	271.4	(265.0)	65.6	(1,094.4)	(1,434.0)	339.6
Investments on working capital	865.7	1,612.4	(746.7)	313.2	552.5	213.2	906.0	(692.8)

Free Cash Flow of business activity	1,542.0	2,201.6	(659.6)	1,517.5	24.5	4,777.8	3,886.7	891.1

Payment of spectrum	0.0	0.0	0.0	(185.5)	185.5	(185.5)	0.0	(185.5)
Receipt of tower sale	0.0	0.0	0.0	0.0	0.0	562.5	0.0	562.5
Non-recurring items	(49.1)	(4.5)	(44.6)	(79.3)	30.2	(150.2)	(206.4)	56.2

Free Cash Flow after extraordinaries	1,492.9	2,197.2	(704.3)	1,252.8	240.1	5,004.6	3,680.3	1,324.3
Note 1: Excludes the values related to the payment of income tax on IOE totaling R$97.5 million in 4Q16, R$24.2 million in 3Q16, R$70.5 million in 4Q15, R$280.6 million in 2016 and R$287.8 million in 2015.

Free cash flow from business activities totaled R$1,542.0 million in 4Q16, down by R$659.6 million on 4Q15, reflecting the acceleration of investments in 4Q16, partially offset by the improved operating result. Free cash flow excluding non-recurring items reduced by R$704.3 million, mainly due to the effects mentioned above.

In 2016, free cash flow amounted to R$5,004.6 million, 36.0% up y-o-y, impacted by the sale of towers in 1Q16 and partially offset by the payment of the band in 3Q16 and non-recurring items throughout the year.

INDEBTEDNESS

LOANS AND FINANCING (R$ million)

December 2016

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR LTIR	LTIR + 0.0% to 4.08%	Until 2023	583.4	1,547.1	2,130.4
BNDES	R$	2.5% to 6.0%	Until 2023	119.5	235.9	355.4
BNDES	R$	IPCA + 2.95% + TR	Until 2016	0.0	0.0	0.0
BNDES	R$	SELIC D-2 + 2.32%	Until 2023	1.4	340.6	342.0
BNB	R$	7.0% to 10.0%	Until 2022	7.5	34.8	42.3
Confirming	R$	108% of CDI	Until 2017	722.6	0.0	722.6
Debentures 4th issue - Series 3	R$	IPCA + 4%	Until 2019	0.3	37.0	37.3
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	Until 2021	0.0	97.3	97.3
Debentures 3rd issue - Single Series	R$	100% of CDI + 0.75 spread	Until 2017	2,086.8	0.0	2,086.8
Debentures 4th issue - Single Series	R$	100% of CDI + 0.68 spread	Until 2018	33.4	1,299.5	1,332.9
Financial Leases	R$	-	Until 2033	45.9	328.5	374.4
Contingent Consideration	R$	-	Until 2025	0.0	414.7	414.7
Foreign currency
Resolution 4131	US$	2.05% and Libor + 2.00%	Until 2017	925.7	0.0	925.7
BNDES	UMBND	ECM + 2.38%	Until 2019	136.9	225.3	362.1

Total				4,663.5	4,560.6	9,224.1

L.T. OBLIGATIONS (R$ million)		NET FINANCIAL DEBT
December 2016		Consolidated in R$ million	12/31/16	12/31/15	09/30/16
Year	Amount	Short-term Debt	4,663.5	2,343.0	3,715.7
2018	2,309.6	Long-term Debt	4,560.6	7,878.3	5,128.5
2019	808.6	Total Debt	9,224.1	10,221.3	8,844.2
2020	380.9	Cash and cash equivalents	(5,115.9)	(5,375.6)	(5,837.4)
2021	250.0	Net derivatives position	(28.4)	(264.8)	(10.6)
After 2021	811.5	Net debt	4,079.8	4,580.9	2,996.3
Total	4,560.6	Net debt/EBITDA	0.29	0.36	0.22

The Company closed 2016 with a gross debt of R$9,224.1 million, 14.0% of which denominated in foreign currency. Currently, foreign exchange exposure of debt is 100% covered by hedge operations. Gross debt composition includes bilateral agreements extending the payment terms with suppliers, booking R$ 722.6 million in non-current liabilities (R$ 1,228.7 million in 4Q15).

Net debt totaled R$4,079.8 million at the close of 2016, accounting for 0.29x EBITDA. In 2016 over 2015, net debt contracted by R$501.1 million, or 10.9%, essentially due to the reception of the proceeds from the sale of towers in 1Q16 and the operating cash flow generation in the period.

Capital Market

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on the BM&FBOVESPA under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 2016 at R$36.40 and R$44.08 respectively, appreciating by 7.1% and 23.3% over 2015, versus an appreciation of 38.9% in the Bovespa Index (Ibovespa). In 2016, total shareholder return (TSR) reached 30.3% for preferred shares and 13.8% for common shares.

The Company's ADRs closed the quarter at US$13.38, 48.5% up on 2015, versus a 12.3% valuation in the Dow Jones' index.
In 2016, the daily traded volume of VIVT3 and VIVT4 averaged R$563.7 thousand and R$88,922.9 thousand, respectively. The daily traded volume of ADRs averaged US$24,965.5 thousand in the same period.
The chart below shows the Company’s stock performance:

Capital Stock

December 31, 2016	Common	Preferred	Total

Controlling Company	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority shareholders	29,320,789	415,132,512	444,453,301
	5.13%	37.09%	26.28%
Treasury shares	2,290,164	339	2,290,503
	0.40%	0.00%	0.14%
Total number of shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per share:	R$ 41.00
Subscribed/Paid-in Capital:	R$ 63,571.4	Million

Dividends

In the fourth quarter, the Board of Directors’ Meeting of December 19 approved, ad referendum of the Annual Shareholders’ Meeting, the payment of interest on capital related to fiscal year 2016, totaling the gross amount of R$604.1 million, equivalent to R$0.335519 per common share and R$0.369071 per preferred share. The payment will be made until the end of fiscal year 2017, on a date to be defined by the Board of Executive Officers to holders of common and preferred shares of record on December 30, 2016.

The interest on equity declared based on 2016 net income by Telefônica Brasil totaled R$2,172 million. Of the remaining non-allocated balance of 2016 net income, R$1,914 million was classified as additional dividends proposed to be submitted to approval by the Annual Shareholders’ Meeting. The sum of the dividends and IOC declared on 2016 net income totals R$4,086 million, representing a pay out on adjusted net income of 105.6%.

The dividends and interest on equity related to fiscal year 2015 totaling R$3.3 billion were paid as follows: R$1.2 billion2 on August 23, 2016 and R$2.1 billion2 on December 13, 2016, as detailed in the table below.

In the first quarter of 2017, the Board of Directors’ Meeting of February 13 approved the payment of interest on capital related to fiscal year 2017, totaling the gross amount of R$180.0 million, equivalent to R$0.099965 per common share and R$0.109962 per preferred share. The payment will be made until the end of fiscal year 2018, on a date to be defined by the Board of Executive Officers to holders of common and preferred shares of record on February 24, 2017.

2 The taxes related to IOC paid in August 2016 and December 2016 were paid in the months subsequent to the resolution of said payments.

2017	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
IOC	02/13/2017	02/24/2017	180.0	153.0	ON	0.099965	0.084970	Until 12/31/2018
(based on 2017)					PN	0.109962	0.093467

2016	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date[3]
Dividends (based on 2016)	04/26/2017	04/26/2017	1,914.0	1,914.0	ON	1.062955	1.062955	Dec-17
					PN	1.169250	1.169250
IOC (based on 2016)	12/19/2016	12/30/2016	604.1	513.5	ON	0.335519	0.285191	Dec-17
					PN	0.369071	0.313710
IOC (based on 2016)	09/19/2016	09/30/2016	650.0	552.5	ON	0.360985	0.306837	Aug-17
					PN	0.397084	0.337521
IOC (based on 2016)	06/17/2016	06/30/2016	161.0	136.9	ON	0.089413	0.076001	Aug-17
					PN	0.098355	0.083601
IOC (based on 2016)	04/18/2016	04/29/2016	220.0	187.0	ON	0.122180	0.103853	Aug-17
					PN	0.134398	0.114238
IOC (based on 2016)	03/18/2016	03/31/2016	337.0	286.5	ON	0.187157	0.159083	Aug-17
					PN	0.205873	0.174992
IOC (based on 2016)	02/19/2016	02/29/2016	200.0	170.0	ON	0.111072	0.094412	Aug-17
					PN	0.122180	0.103853

2015	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on dec/2015)	04/28/16	4/28/16	1,287.2	1,287.2	ON	0.714875	0.714875	12/13/16
					PN	0.786362	0.786362
IOC (based on 2015)	12/17/15	12/30/15	302.9	257.5	ON	0.168233	0.142998	12/13/16
					PN	0.185056	0.157298
IOC (based on 2015)	11/19/15	11/30/15	235.0	199.8	ON	0.130510	0.110934	12/13/16
					PN	0.143561	0.122027
IOC (based on 2015)	10/19/15	10/30/15	88.0	74.8	ON	0.048872	0.041541	12/13/16
					PN	0.053759	0.045695
IOC (based on 2015)	09/18/15	9/30/15	147.0	125.0	ON	0.081638	0.069392	12/13/16
					PN	0.089802	0.076332
IOC (based on 2015)	08/20/15	8/31/15	237.0	201.5	ON	0.131621	0.111878	08/23/16
					PN	0.144783	0.123065
IOC (based on 2015)	07/20/15	7/31/15	221.0	187.9	ON	0.122735	0.104325	08/23/16
					PN	0.135008	0.114757
Dividends (based on 2015)	05/12/15	5/25/15	270.0	270.0	ON	0.170179	0.170179	08/23/16
					PN	0.187196	0.187196
IOC (based on 2015)	05/12/15	5/25/15	515.0	437.8	ON	0.324600	0.275910	08/23/16
					PN	0.357060	0.303501

3 Shareholders remunerations of R$4.1 Billion, being R$1.9 Billion in dividends and R$2.2 Billion in interest on capital (Gross amount). To be ratified in the Telefonica Brasil’s General Shareholders Meeting of 2017, to be held on April 26, 2017.

Additional Notes

On January 31, 2017, the Company paid the 2nd and 3rd installments related to the auction of the national 700 MHz frequency bands for the rendering of SMP services (Personal Mobile Service), held by ANATEL on September 30, 2014, totaling R$859.0 million. This amount already had been included in Company’s capex in 2014.

This installment refers to the Company's share of responsibility under the agreement signed with ANATEL, whereby the operators winning this auction set up EAD, the company responsible for the isonomic operation of all TV channel and RTV redistribution procedures and for solving problems arising from interference in radio communication systems, in addition to other operations involving obligations of the operators winning the auction, as provided for in the agreement.

At the meeting held on January 26, 2017, the Company’s Board of Directors approved the Company’s 5th issue of simple, non-convertible, unsecured debentures, in a single series totaling R$2.0 billion, which will be object of public distribution with restricted distribution efforts, under a firm commitment regimen, pursuant to CVM Instruction 476, of January 16, 2009, as amended (“Restricted Offering” and “CVM Instruction 476”, respectively).

The Restricted Offering is exclusively for professional investors, and it is automatically exempt from registration for public distribution, pursuant to CVM Instruction 476.

The Company will issue 200,000 debentures, with nominal unit value of R$10,000.00 on February 8, 2017 (“issue date”). The debentures will mature in 5 years as of the issue date, that is, on February 8, 2022. The nominal unit value of each debenture will not be monetarily restated.

The outstanding balance of the nominal unit value of each debenture will bear interest of 108.25% of the accumulated variation of the average daily rate of interbank one-day deposits (“DI”), "over extra-group", expressed as an annual percentage, based on a year of 252 business days, calculated and disclosed daily by the CETIP.

The net proceeds obtained by the Company with the issue will be fully allocated to the restructuring of the Company’s financial liabilities to meet the capital needs in the normal course of its business.

INCOME STATEMENT

Consolidated in R$ million	4Q16	4Q15	∆%	3Q16	∆%	2016	2015	∆%

Gross operating revenues	16,712.6	16,295.3	2.6	16,259.1	2.8	65,006.7	64,318.7	1.1

Net Operating Revenues	10,873.6	10,760.8	1.0	10,693.4	1.7	42,508.4	42,133.7	0.9

Mobile	6,592.6	6,426.9	2.6	6,439.0	2.4	25,538.2	25,136.2	1.6
Fixed	4,281.0	4,333.9	(1.2)	4,254.4	0.6	16,970.2	16,997.5	(0.2)

Operating costs	(7,250.3)	(7,328.6)	(1.1)	(7,283.1)	(0.5)	(28,486.0)	(29,419.5)	(3.2)

Personnel	(988.2)	(910.3)	8.6	(939.0)	5.2	(3,859.8)	(3,541.9)	9.0
Costs of services rendered	(2,782.1)	(2,986.2)	(6.8)	(3,050.6)	(8.8)	(11,906.2)	(12,203.2)	(2.4)
Interconnection	(462.8)	(615.0)	(24.7)	(453.7)	2.0	(1,924.1)	(2,647.0)	(27.3)
Taxes and contributions	(430.8)	(327.3)	31.6	(496.3)	(13.2)	(1,861.2)	(1,650.0)	12.8
Third-party services	(1,320.5)	(1,477.8)	(10.6)	(1,463.9)	(9.8)	(5,705.1)	(5,632.7)	1.3
Others	(568.0)	(566.1)	0.3	(636.7)	(10.8)	(2,415.8)	(2,273.5)	6.3
Cost of goods sold	(553.8)	(692.8)	(20.1)	(513.5)	7.8	(2,118.9)	(2,597.1)	(18.4)
Selling expenses	(2,290.3)	(2,263.5)	1.2	(2,257.8)	1.4	(8,910.1)	(9,143.4)	(2.6)
Provision for bad debt	(344.2)	(272.1)	26.5	(342.6)	0.5	(1,348.2)	(1,294.8)	4.1
Third-party services	(1,845.6)	(1,874.9)	(1.6)	(1,840.9)	0.3	(7,216.9)	(7,460.8)	(3.3)
Others	(100.5)	(116.5)	(13.7)	(74.3)	35.3	(345.0)	(387.8)	(11.0)
General and administrative expenses	(473.7)	(383.2)	23.6	(372.9)	27.0	(1,622.3)	(1,371.3)	18.3
Third-party services	(345.4)	(298.1)	15.9	(292.3)	18.2	(1,254.1)	(1,100.1)	14.0
Others	(128.3)	(85.1)	50.8	(80.6)	59.2	(368.2)	(271.2)	35.8
Other net operating revenue (expenses)	(162.2)	(92.6)	75.2	(149.3)	8.6	(68.7)	(562.6)	(87.8)

EBITDA	3,623.3	3,432.2	5.6	3,410.3	6.2	14,022.4	12,714.2	10.3
EBITDA Margin %	33.3%	31.9%	1.4 p.p.	31.9%	1.4 p.p.	33.0%	30.2%	2.8 p.p.

Depreciation and Amortization	(1,815.2)	(1,914.9)	(5.2)	(1,972.6)	(8.0)	(7,654.4)	(7,319.6)	4.6
Depreciation	(1,154.8)	(1,276.1)	(9.5)	(1,315.1)	(12.2)	(5,054.3)	(4,820.3)	4.9
Amortization of intangibles	(289.0)	(311.5)	(7.2)	(289.1)	(0.0)	(1,180.0)	(1,212.4)	(2.7)
Others amortizations	(371.4)	(327.3)	13.5	(368.4)	0.8	(1,420.1)	(1,286.9)	10.4

EBIT	1,808.1	1,517.3	19.2	1,437.7	25.8	6,368.0	5,394.6	18.0

Net Financial Income	(315.3)	(200.3)	57.4	(296.3)	6.4	(1,234.5)	(1,108.7)	11.3
Income from financial investments	210.1	200.9	4.6	211.7	(0.8)	719.4	850.7	(15.4)
Interest and other financial income (expenses)	(117.6)	(99.3)	18.4	(57.2)	105.6	(361.4)	(380.3)	(5.0)
Charges	(220.3)	(269.8)	(18.3)	(292.9)	(24.8)	(1,061.1)	(1,003.0)	5.8
Monetary and exchange variation	(154.7)	77.1	n.a.	(145.5)	6.3	(183.5)	(1,475.7)	(87.6)
Gains (losses) on derivative transactions	(32.8)	(109.2)	(70.0)	(12.4)	164.5	(347.9)	899.6	n.a.

Gain (loss) on investments	0.2	0.5	(60.0)	0.3	(33.3)	1.2	1.9	(36.8)

Taxes	(278.2)	(203.0)	37.0	(189.0)	47.2	(1,049.5)	(956.6)	9.7

Net income	1,214.8	1,114.5	9.0	952.7	27.5	4,085.2	3,331.2	22.6

BALANCE SHEET

Consolidated in R$ million	12/31/16	12/31/15	∆%

ASSETS	102,066.2	101,685.0	0.4

Current assets	18,398.9	17,909.3	2.7
Cash and cash equivalents	5,105.1	5,336.8	(4.3)
Accounts receivable from customers	9,934.2	10,349.6	(4.0)
Provision for doubtful accounts	(1,232.5)	(2,064.3)	(40.3)
Inventories	410.4	603.6	(32.0)
Recoverable taxes	3,027.2	2,521.3	20.1
Escrow deposits and frozen assets	302.4	235.4	28.5
Derivatives transactions	68.9	81.3	(15.3)
Prepaid expenses	343.1	356.5	(3.8)
Other assets	440.1	489.1	(10.0)

Non-Current Assets	83,667.3	83,775.7	(0.1)
Accounts receivable from customers	472.8	484.0	(2.3)
Provision for doubtful accounts	(167.4)	(153.6)	9.0
Financial Investments	78.2	109.9	(28.8)
Recoverable taxes	476.9	409.6	16.4
Deffered taxes	27.5	711.5	(96.1)
Escrow deposits and frozen assets	6,049.1	5,518.1	9.6
Derivatives transactions	144.1	417.6	(65.5)
Other assets	92.0	93.5	(1.6)
Investments	85.7	101.2	(15.3)
Property, plant and equipment, net	31,924.9	30,476.7	4.8
Intangible assets, net	44,483.5	45,607.2	(2.5)

LIABILITIES	102,066.2	101,685.0	0.4

Current liabilities	20,438.5	17,981.7	13.7
Payroll and related charges	760.6	698.8	8.8
Suppliers and accounts payable	7,611.2	8,373.2	(9.1)
Taxes	1,770.7	1,716.0	3.2
Loans and financing	2,543.0	2,222.1	14.4
Debentures	2,120.5	120.9	1,653.9
Dividends and interest on shareholders equity	2,195.0	2,209.4	(0.7)
Provisions	1,183.6	914.4	29.4
Derivatives transactions	183.2	151.7	20.8
Deferred revenues	429.9	564.6	(23.9)
Authorization licenses	955.0	456.7	109.1
Other liabilities	685.8	553.9	23.8

Non-Current Liabilities	12,383.3	15,136.1	(18.2)
Payroll and related charges	11.0	19.8	(44.4)
Taxes	49.1	87.0	(43.6)
Suppliers and accounts payable	71.9	67.7	6.2
Loans and financing	3,126.8	4,454.5	(29.8)
Debentures	1,433.8	3,423.8	(58.1)
Provisions	6,625.6	5,890.3	12.5
Derivatives operations	1.4	82.4	(98.3)
Deferred revenues	511.8	359.2	42.5
Lincence of authorization	93.5	496.0	(81.1)
Other liabilities	458.4	255.4	79.5

Shareholders' equity	69,244.4	68,567.2	1.0
Capital Stock	63,571.4	63,571.4	0.0
Premium on acquisition of shareholder interest	0.0	(75.4)	n.a.
Capital Reserve	1,272.5	1,347.9	(5.6)
Profit Reserve	2,475.0	2,410.7	2.7
Additional proposed dividends	1,914.0	1,287.2	48.7
Other comprehensive income	11.5	25.4	(54.7)

CONFERENCE CALL

English

Date: February 22, 2017 (Wednesday)

Time: 11:00 a.m. (Brasilia) and 9:00 a.m. (New York)

Telephone: +1 (412) 317-5493

Access Code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call can be accessed, one hour after the event, until March 6, 2017. Telephone: +1 (412) 317-0088 - Code: 10098654#

Telefônica Brasil - Investor Relations

     Eduardo Navarro
David Melcon
Luis Plaster
Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000
Telephone: +55 11 3430-3687
E-mail: ir.br@telefonica.com
Information available on the website: http://www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 21, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director